FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 3, 2004

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Science-Based Industrial Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable

INDEX TO EXHIBITS

Item

1.	Investor Conference Materials entitled, “AU Optronics Corp. 1Q 2004 Results Investor Conference”, dated April 27, 2004

2.	Press release entitled, “AU Optronics Reports Unaudited First Quarter 2004 Results”, dated April 27, 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: May 3, 2004	By:	/s/ Max Weishun Cheng
		Name:	Max Weishun Cheng
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp. 1Q 2004 Results Investor Conference 2004 April 27, 2004

AGENDA o Welcome and Introduction o 1Q 2004 Financial Results o Remarks o Q&A

Safe Harbor Notice The statements included in this presentation that are not historical in nature are “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics#146; future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics#146; current expectations. Actual results may differ materially from those expressed or implied in these forwardlooking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFTLCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates. Additional information as to these and other factors that may cause actual results to differ materially from AU Optronics#146; forward-looking statements can be found in AU Optronics’ annual report on Form 20-F filed with the United States Securities and Exchange Commission on June 30, 2003.

1Q 2004 Consolidated Income Statement – QoQ Comparison

	1Q'04[a]		4Q'03[a]		QoQ Change %
Net Sales	41,331	100.0%	34,379	100.0%	*20.2%*
Cost of Goods Sold	(27,286)	(66.0%)	(24,742)	(72.0%)	*10.3%*
Gross Profit	**14,045**	**34.0%**	**9,637**	**28.0%**	***45.7%***
Operating Expenses	(2,311)	(5.6%)	(2,127)	(6.2%)	*8.7%*
Operating Income	**11,734**	**28.4%**	**7,510**	**21.8%**	***56.2%***
Net Non-operating Income (Exp.)	(95)	(0.2%)	(31)	(0.1%)	*206.5%*
Income before Tax	11,639	28.2%	7,479	21.7%	***55.6%***
Income Tax Credit (Exp.)	30	0.0%	87	0.3%	*(65.5%)*
Net Income	**11,669**	**28.2%**	**7,566**	**22.0%**	***54.2%***
Basic EPS (NT$)[b]	2.69		1.76		*152.7%*
Fully Diluted EPS (NT$)[b]	-		1.74		-

Op Income+D&A[c]	**17,084**	**41.3%**	**12,316**	**35.8%**	**38.7%**

Unit Shipment (Million)			
Large Size Panels	**4.1**	**3.6**	**13.8%**
Small & Medium Panels (A/V)	**5.2**	**6.5**	**(19.5%)**

(a) Unaudited, prepared by AU Optronics Corp. on a consolidated basis
(b) Total weighted average outstanding shares of 4,340 million (excluding 12 million treasury shares) were used in Fully Diluted EPS calculation for 1Q'04 and 4Q'03
(c) Adjusted EBIDTA calculated as Operating Income + Depreciation & Amortization Expenses

4

© 2004 AU Optronics Corp.

1Q 2004 Consolidated Balance Sheet Highlights –l QoQ Comparison Amount : NT$ Million QoQ 4Q'03(a) 1Q'04(a) Change % Cash & ST Investment 22,129 12.3% 20,249 12.8% 9.3% Inventory 12,361 6.9% 9,956 6.3% 24.2% Short Term Debt(b) 8,654 4.8% 7,193 4.6% 20.3% Long Term Debt 30,740 17.1% 25,306 16.0% 21.5% Equity 104,105 57.8% 92,655 58.6% 12.4% Total Assets 180,015 100.0% 158,071 100.0% 13.9% Inventory Turnover (Days)(c ) 37 33 Debt to Equity (Fully Diluted) 37.8% 35.1% Net Debt to Equity (Fully Diluted) 19.3% 15.7% (a) Unaudited, prepared by AU Optronics Corp. on a consolidated basis (b) Short term debt refers all interest bearing debt maturing within one year (c) Annualized, calculated by dividing the average inventory into the cost of goods sold, then dividing 365 days by the inventory turnover

                1Q 2004 Consolidated Cash Flow Highlights
                         - QoQ Comparison

                     QoQ
Amount : NT$ Million          1Q'04(a)   4Q'03(a)    Change

From Operation                13,806      14,115      (309)
Net Profit                    11,669       7,566     4,103
Depreciation & Amortization    5,350       4,805       545
From Investment              (19,323)    (15,593)   (3,730)
Capital Expenditure          (18,482)    (15,223)   (3,259)
From Financing                 6,832       5,294     1,538
Repayment of Debt             (1,599)     (3,204)    1,605
Syndication Loan               6,700       8,402    (1,702)

 (a) Unaudited, prepared by AU Optronics Corp. on a consolidated basis

 6

Installed Capacity by Fab

FAB	Substrate Size (mm)	12/2003 Capacity	3/2004 Capacity	6/2004 (F) Capacity
L3A (G3.5)	610 x 720	45,000	45,000	45,000
L3B (G3.5)	610 x 720	5,000 LTPS 25,000 a-Si	5,000 LTPS 25,000 a-Si	5,000 LTPS 25,000 a-Si
L5 (G3.5)	600 x 720	60,000	60,000	60,000
L6 (G4.0)	680 x 880	60,000	60,000	60,000
L8A (G5.0)	1100 x 1250	50,000	50,000	50,000
L8B (G5.0)	1100 x 1300	n.a.	30,000	*60,000*

9
© 2004 AU Optronics Corp.

Enrich Digital Lifestyle http://www.auo.com IR@auo.com

AU OPTRONICS CORP.

UNCONSOLIDATED BALANCE SHEET

March 31, 2004 and 2003

(Figures in Millions of New Taiwan dollars (NTD) and US dollars (USD))

	March 31, 2004			March 31, 2003		YoY	
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and Cash Equivalents	480	15,864	9.1	17,701	14.3	(1,837)	(10.4)
Short-term Investments	81	2,687	1.5	3,182	2.6	(495)	(15.6)
Notes & Accounts Receivable	713	23,538	13.5	11,682	9.4	11,856	101.5
Other Current Financial Assets	17	555	0.3	665	0.5	(110)	(16.5)
Inventories	319	10,525	6.0	7,393	6.0	3,132	42.4
Other Current Assets	96	3,176	1.8	1,329	1.1	1,847	139.0
Total Current Assets	1,706	56,345	32.2	41,952	33.9	14,393	34.3
Long-term Investments	161	5,310	3.0	1,695	1.4	3,615	213.3
Fixed Assets	4,598	151,874	86.8	100,619	81.2	51,255	50.9
Less Accumulated Depreciation	(1,320)	(43,585)	(24.9)	(28,379)	(22.9)	(15,206)	53.6
Net Fixed Assets	3,278	108,289	61.9	72,240	58.3	36,049	49.9
Other Assets	155	5,127	2.9	7,994	6.4	(2,867)	(35.9)
Total Assets	5,300	175,071	100.0	123,881	100.0	51,190	41.3
LIABILITIES							
Accounts Payable	1,051	34,718	19.8	12,310	9.9	22,408	182.0
Current Installments of Long-term Liabilities	201	6,643	3.8	9,486	7.7	(2,843)	(30.0)
Other Current Liabilities	84	2,774	1.6	1,739	1.4	1,035	59.5
Total Current Liabilities	1,336	44,135	25.2	23,535	19.0	20,600	87.5
Long-term Borrowings	803	26,519	15.1	20,242	16.4	6,277	31.0
Bonds and Convertible Bonds Payable	0	0	0.0	2,016	1.6	(2,016)	(100.0)
Other Long-term Liabilities	9	311	0.2	123	0.1	188	152.8
Total Liabilities	2,148	70,965	40.5	45,916	37.1	25,049	54.6
SHAREHOLDERS' EQUITY							
Common Stock	1,318	43,522	24.9	40,259	32.5	3,263	8.1
Capital Surplus	975	32,198	18.4	31,728	25.6	470	1.5
Retained Earnings	869	28,709	16.4	6,202	5.0	22,507	362.9
Cumulative Translation Adjustment	(2)	(73)	0.0	27	0.0	(100)	(370.4)
Treasury Stock	(8)	(251)	(0.2)	(251)	(0.2)	0	0.0
Total Stockholders' Equity	3,152	104,105	59.5	77,965	62.9	26,140	33.5
Total Liabilities & Stockholders' Equity	5,300	175,071	100.0	123,881	100.0	51,190	41.3

Note: (1) Unaudited, prepared by AU Optronics Corp. on a consolidated basis

AU OPTRONICS CORP.
                         UNCONSOLIDATED INCOME STATEMENT
Year Ended March 31, 2004 and 2003 and for the Three Months Ended March 31, 2004 and December 31, 2003
       (Expressed in Million of New Taiwan Dollars (NTD) and US Dollars (USD)
                Except for Per Share Data and Outstanding Shares)

                                                  Year over Year Comparison                                       Sequential Comparison
                                    --------------------------------------------------------     ------------------------------------------------
                                          1Q 2004              % of       1Q 2003      YoY       1Q 2004                  % of    4Q 2003   QoQ
                                    USD(1)       NTD          Sales         NTD       Chg %         USD         NTD      Sales     NTD     Chg %
                                    ------     -----       ----------     -------    -------      -------    --------    -----    ------   -----
Net Sales                            1,159     38,536           100.0      17,115      125.2        1,159      38,536     100.0   32,084    20.1
Cost of Goods Sold                     747     24,850            64.5      15,491       60.4          747      24,850      64.5   23,006     8.0
                                    ------     ------      ----------     -------    -------      -------    --------    ------   ------   -----
     Gross Profit                      412     13,686            35.5       1,624      742.7          412      13,686      35.5    9,078    50.8
                                    ------     ------      ----------     -------                 -------    --------    ------   ------   -----
Operating Expenses
     Selling                            16        527             1.4         151      249.0           16         527       1.4      239   120.5
     Administrative                     18        597             1.5         478       24.9           18         597       1.5      538    11.0
     Research and Development           30        990             2.6         598       65.6           30         990       2.6    1,205   (17.8)
                                    ------     ------       ---------     -------    -------      -------    --------    ------   ------   -----
Total Operating Expenses                64      2,114             5.5       1,227       72.3           64       2,114       5.5    1,982     6.7
                                    ------     ------       ---------                -------      -------    --------    ------   ------   -----
Total Operating Income                 348     11,572            30.0         397    2,814.9          348      11,572      30.0    7,096    63.1
                                    ------     ------       ---------     -------    -------      -------    --------    ------   ------   -----
Net Non-Operating Income (Expenses)      2         67             0.2        (218)    (130.7)           2          67       0.2      383   (82.5)
                                    ------     ------       ---------     -------    -------      -------    --------    ------   ------   -----
Income before Income Tax               350     11,639            30.2         179    6,402.2          350      11,639      30.2    7,479    55.6
                                    ------     ------       ---------     -------    -------      -------    --------    ------   ------   -----
Income Tax (Expense) Benefit             1         30             0.1           0         -             1          30       0.1       87   (65.5)
                                    ------                  ---------     -------    -------      -------    --------    ------   ------   -----
Net Income                             351     11,669            30.3         179    6,419.0          351      11,669      30.3    7,566    54.2
                                    ======     ======       =========     =======    =======      =======    ========    ======   ======   =====
Basic Earnings (Loss) Per Share     0.0809       2.69                        0.04                  0.0809        2.69               1.76
                                    ------     ------                     -------                 -------    --------             ------
Basic Earnings (Loss) Per ADS(2)    0.8085      26.89                        0.45                  0.8085       26.89              17.64
                                    ------     ------                     -------                 -------    --------             ------
Weighted Average Number                         4,340                       4,014                               4,340              4,289
 of Shares Outstanding (Million)               -------                    -------                            --------             ------

          AU OPTRONICS CORP.
        UNCONSOLIDATED STATEMENT OF CASH FLOWS
             March 31, 2004 and 2003
     (Figures in Million of New Taiwan dollars (NTD) and US dollars (USD))
                                                                      2004              2003
                                                               -----------------      --------
                                                                 USD      NTD             NTD
Cash Flows from Operating Activities:
   Net Income                                                    351     11,669           179
   Depreciation & Amortization                                   153      5,094         3,403
   S.T & L.T Investment Loss                                      (4)      (140)           10
   Changes in Working Capital & Others                           (77)    (2,563)       (1,516)
                                                                ----    -------       -------
   Net Cash Provided by (Used in) Operating Activities           423     14,060
Cash Flows from Investing Activities:
   Decrease (Increase) in Short-term Investments                 (17)      (550)         (154)
   Acquisition of Property, Plant and Equipment                 (516)   (17,164)       (6,269)
   Proceeds from Disposal of Property, Plant and Equipment         2         59           213
   Increase in Long-term Equity Investments                      (65)    (2,147)         (436)
   Decrease (Increase) in Restricted Cash in Bank                  0          0            20
   Increase in Intangible Assets                                  (1)       (45)         (524)
   Decrease (Increase) in Other Assets                             3        116            77
                                                                -----    ------       -------
   Net Cash Used in Investing Activities                        (594)   (19,731)       (7,073)
Cash Flows from Financing Activities:
   Decrease in Guarantee Deposits                                  0          0             0
   Increase (Decrease) in Long-term Borrowings                   148      4,922        (2,899)
   Increase in Treasury Stock                                      0          0           (68)
                                                                ----    -------       -------
   Net Cash Provided by Financing Activities                     148      4,922        (2,967)
Effect of Exchange Rate Change on Cash                           (0)       (11)             6
                                                                ----    -------       -------
Net Increase (Decrease) in Cash and Cash Equivalents             (23)      (760)       (7,958)
                                                                ----      -----       -------
Cash and Cash Equivalents at Beginning of Period                 500     16,624        25,659
Cash and Cash Equivalents at End of Period                       477     15,864        17,701
                                                                ====    =======       =======

Note: (1) Unaudited, prepared by AU Optronics Corp. on a consolidated basis

      (2) Amount in New Taiwan dollars translated into US dollars at the exchange rate of NT$ 33.2533 per US dollar

Item 2

News Release

AU Optronics Reports Unaudited First Quarter 2004 Results

Quarterly Consolidated Revenues of NT$41,331 Million and Net Income of NT$11,669
Million Set Record Highs

Issued by: AU Optronics Corp.           Issued on: April 27, 2004

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), the world’s third largest manufacturer of large-size TFT-LCD panels, today announced its unaudited consolidated results of operations for the three months ended March 31, 2004. All financial information was prepared by the Company in accordance with generally accepted accounting principles in Taiwan (“ROC GAAP”) on a consolidated basis. There are many differences between ROC GAAP and U.S. GAAP, some of which are described in the notes to the financial statements contained in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission on June 30, 2003. The unaudited consolidated financial information mentioned herein is not necessarily indicative of our future financial results.

Hsinchu, Taiwan, April 27, 2004 –
     AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO) today announced unaudited consolidated financial results for the three months ended March 31, 2004. Both consolidated net sales and net income for the first quarter of 2004 set record high performance for a single quarter. Consolidated net sales totaled NT$41,331 million for 1Q 2004, a 20.2% increase over the previous quarter. Net income rose 54.2% QoQ to reach NT$11,669 million. Earnings per share for the first quarter of 2004 were NT$2.68.

     “The solid 1Q 2004 performance is mainly attributed to the smooth ramp up and high yield rates achieved at AUO’s fifth generation production facilities (5G fabs), cost control, product mix enhancement and capacity allocation optimization. As a result, the gross profit for the first quarter 2004 increased 45.7% to NT$14,045 million, compared to NT$ 9,637 million in the previous quarter; gross margin improved to 34% in the first quarter from 28% in the fourth quarter of 2003. Our operating profit for the quarter totaled NT$11,734 million, with operating margin of 28.4%, as compared to 21.8% for the previous quarter.” commented Mr. Max Cheng, Vice President and Chief Financial Officer.

     “AUO’s unit shipment of large size panels totaled 4.1 million, a 14% increase QoQ and 76% growth YoY. The strong shipment data is supported by continued growth in customer demand for large size panels during the first quarter, with pricing remained stable.”

     Dr. Hui Hsiung, Executive Vice President, noted that “Our Phase I 5G fab (L8A, 1,100x1,300mm) has completed the ramp up process as end of 2003, with monthly glass input capacity of 50,000 substrates. The Phase II 5G fab (L8B, 1,100x1,300mm), which has commenced mass production in February 2004, is currently in the ramp-up process. The monthly glass input capacity of L8B has increased to 30,000 substrates at end of March and is expected to reach full capacity of 70,000 substrates in the third quarter of

News Release

2003. AUO’s combined 5G production facility glass input capacity is expected to reach 120,000 substrates per month by then.”

     Unit shipment for small and medium size panels in first quarter 2004 continued to experience seasonal decline, decreased 19.5% to 5.2 million QoQ, but increased 98% YoY. One of AUO’s 3.5G production line at fab L3B has been converted to focus on small size LTPS TFT-LCD production, such as digital still camera and handsets.

Unaudited Q1 2004 Results Compared with Q4 2003(1)(2)
Amount: NT$ Million Except Per Share Data	1Q’04	4Q’03	Growth Rate
Net Sales	41,331	34,379	20.2%
Gross Profit	14,045	9,637	45.7%
Operating Income	11,734	7,510	56.2%
Pre-Tax Income	11,639	7,479	55.6%
Net Income	11,669	7,566	54.2%
Basic EPS	NT$2.69	NT$1.76	52.8%
Fully Diluted EPS	--	NT$1.74	--

Safe Harbour Notice
Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on June 30, 2003.

#           #           #

FOR MORE INFORMATION

Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park, Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5632899 ext 3211	Fax: +886-3-5637608	Email: yawenhsiao@auo.com